UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 30, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).    Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated April 29, 2014 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months ended March 31, 2014. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2014 and 2013.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: April 30, 2014	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

3

Exhibit I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2014

LONDON, ENGLAND — April 29, 2014 — Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2014.

First Quarter and Year To Date Highlights

•	Reported revenue of $34.0 million for the first quarter 2014

•	Reported net income for the first quarter 2014 of $1.8 million, including a $1.9 million non-cash mark-to-market gain on interest rate derivatives and non-cash $3.0 million accelerated write off of deferred financing costs

•	Generated $20.9 million of Adjusted EBITDA(1) for the first quarter 2014

•	Excluding the non-cash mark-to-market and deferred financing costs write off items, normalized net income(1) was $2.9 million for the first quarter 2014

•	Placed $420.0 million 10.0% First Priority Secured Notes which mature April 2019 allowing full repayment and termination of the credit facility and associated interest rate derivatives

•	Agreed to a new $40 million revolving credit facility expiring October 2018

•	Agreed to extend by three years to new expiry dates in December 2019, charters on four 2,200 TEU geared vessels at an amended rate of $15,300 with effect from February 1, 2014

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the first quarter of 2014, our strong contract coverage once again enabled us to achieve a fleet utilization in excess of 99%, resulting in Adjusted EBITDA of $20.9 million. Moreover, we reached an agreement during the quarter with CMA CGM to extend the contracts on four vessels by three years, increasing our contracted revenue stream by $54 million to $932 million as of March 31, 2014.”

Mr. Webber continued, “Most significantly, however, we strengthened our capital structure during the quarter by completing a transformative offering of $420 million of first priority secured notes, positioning the Company for growth and pushing back the maturity of our debt from 2016 to 2019. This transaction eliminated our previous, restrictive credit facility, giving us the ability to pursue accretive fleet growth in a time of cyclically low asset values. In addition, by establishing a $40 million revolving credit facility in conjunction with the notes offering, as well as eliminating the amortization of debt by cash-sweep, we further strengthened our ability to make acquisitions. Fleet growth, alongside our commitment to expand our contracted revenue stream with established counterparties, will allow us to diversify our charter portfolio, increase our cash flow, and create value for our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended March 31, 2014	Three months ended March 31, 2013

Revenue	34,039	35,209
Operating Income	10,852	12,106
Net Income	1,843	7,234
Adjusted EBITDA (1)	20,885	22,176
Normalised Net Income (1)	2,885	1,781

(1)	Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from long-term fixed rate time charters of $34.0 million in the three months ended March 31, 2014, down on revenue of $35.2 million for the comparative period in 2013. The decrease in revenue is mainly due to reduced revenue from two charters which were renewed in May 2013 at $7,000 per day compared to $9,962 per day previously, from a temporary reduced daily rate of $10,000 for Julie Delmas pending repairs to one crane and from the amended rate of $15,300 per day with effect from February 1, 2014, compared to $18,465 per day previously, on four 2,200 TEU geared vessels against a three year extension of the charters, offset by lower offhire at five days during the three months ended March 31, 2014 compared to 26 days, including two planned drydockings, in the three months ended March 31, 2013. There were 1,530 ownership days in the quarter. The five days offhire in the three months ended March 31, 2014 gives a utilization of 99.7%. In the comparable period of 2013, the 26 days offhire, gave a utilization of 98.3%.

The table below shows fleet utilization for the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013, 2012, 2011 and 2010.

	Three months ended		Year ended
Days	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010

Ownership days	1,530	1,530	6,205	6,225	6,205	6,205
Planned offhire - scheduled	0	(21)	(21)	(82)	(95)	0
drydock
Unplanned offhire	(5)	(5)	(7)	(16)	(11)	(3)

Operating days	1,525	1,504	6,177	6,124	6,099	6,202

Utilization	99.7%	98.3%	99.5%	98.4%	98.3%	99.9%

Two regulatory drydockings are scheduled for 2014 and none in 2015.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.5 million for the three months ended March 31, 2014, unchanged from the three months ended March 31, 2013. The average cost per ownership day was $7,538, down $8 or 0.1% on $7,546 for the three months ended March 31, 2013 with increases in crew costs being offset by lower cost of lubricating oil from lower consumption.

Vessel operating expenses continue to be at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation for the three months ended March 31, 2014 was $10.0 million compared to $10.1 million in the three months ended March 31, 2013. There have been no changes to the fleet.

General and Administrative Costs

General and administrative costs incurred were $1.7 million in the three months ended March 31, 2014 compared to $1.6 million in the three months ended March 31, 2013.

Other operating income

Other operating income in the three months ended March 31, 2014 was $107,000 compared to $69,000 for the three months ended March 31, 2013.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $20.9 million for the three months ended March 31, 2014 down from $22.2 million for the three months ended March 31, 2013.

Interest Expense

Interest expense, including the amortization of deferred financing costs and the amortization of the original issue discount on the $420.0 million aggregate principal amount of 10.0% First Priority Secured Notes due 2019 (the “Notes”) but excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended March 31, 2014 was $8.1 million. Interest on the $366.4 million that was outstanding under the credit facility until the facility was repaid on March 19, 2014 was $3.1 million based on US $ LIBOR plus a margin on 3.75%. Interest on the Notes from March 19, 2014 at the fixed rate of 10.0% was $1.4 million. Amortization of deferred financing charges, including accelerated write off of $3.0 million being the balance of such charges associated with the credit facility, was $3.4 million. Interest on the $45.0 million of preferred shares that were outstanding throughout the three months ended March 31, 2014 at US $ LIBOR plus a margin of 2.0% together with and from March 19, 2014, the commitment fee on the Company’s new and undrawn $40.0 million revolving credit facility and the amortization of the original issue discount on the Notes totaled $0.3 million.

Interest expense for the three months ended March 31, 2013 was $4.9 million on an average amount outstanding on the credit facility during that period of $425.7 million and $45.0 million of preferred shares. Amortization of deferred financing costs included therein was $0.3 million.

Interest income for the three months ended March 31, 2014 and 2013 was not material.

Change in Fair Value of Financial Instruments

The Company hedged its interest rate exposure on floating rate debt under its credit facility by entering into derivatives that swap the floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges did not qualify for hedge accounting under US GAAP, the outstanding hedges were marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments, which were terminated on March 19, 2014, gave a realized loss of $2.8 million in the three months ended March 31, 2014 for settlements of swaps in the period, as US $ LIBOR rates were lower than the average fixed rate embedded in the hedging instruments. Further, there was a $1.9 million unrealized gain for revaluation of the balance sheet position as at March 19, 2014 given prevailing US $ LIBOR and movements in the forward curve for interest rates. This compares to a realized loss of $5.4 million in the three months ended March 31, 2013 and an unrealized gain of $5.5 million.

The $277.0 million nominal amount of interest rate derivatives outstanding were terminated on March 19, 2014 for a final payment of $19.3 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended March 31, 2014 and 2013 was not material.

Net Income

Net income for the three months ended March 31, 2014 was $1.8 million including the $1.9 million non-cash mark-to-market gain on interest rate derivatives and the non-cash $3.0 million accelerated write off of deferred financing costs. For the three months ended March 31, 2013 net income was $7.2 million, including $5.5 million non-cash interest rate derivative mark-to-market gain. Normalized net income was $2.9 million for the three months ended March 31, 2014 and $1.8 million for the three months ended March 31, 2013.

Dividend

The board of directors is committed to paying a meaningful dividend once this can be sustained and provided that it is in the best interests of shareholders at the time. In the meantime, Global Ship Lease is not paying a dividend on common shares.

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
Ville d’Orion (3)	4,113	1997	Dec 2007	0.1	April 1, 2014	7,000
Ville d’Aquarius (3)	4,113	1996	Dec 2007	0.1	April 1, 2014	7,000
CMA CGM Matisse (4)	2,262	1999	Dec 2007	5.7	Sept 21, 2019	15,300
CMA CGM Utrillo (4)	2,262	1999	Dec 2007	5.7	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	3.7	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	3.7	Sept 11, 2017	18,465
Kumasi	2,207	2002	Dec 2007	3.7	Sept 21, 2017	18,465
Marie Delmas	2,207	2002	Dec 2007	3.7	Sept 14, 2017	18,465
CMA CGM La Tour (4)	2,272	2001	Dec 2007	5.7	Sept 20, 2019	15,300
CMA CGM Manet (4)	2,272	2001	Dec 2007	5.7	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	6.7	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	6.7	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	11.7	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	8.7	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	8.7	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	8.7	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2012	Aug 2009	7.5	May 28, 2021	34,000

(1)	Twenty-foot Equivalent Units.
(2)	As at March 31, 2014. Plus or minus 90 days at charterers’ option, except Ville d’Orion and Ville d’Aquarius which are plus or minus 30 days.
(3)	Ville d’Aquarius was re-delivered on April 26, 2014. Notice of re-delivery has been received for Ville d’Orion and re-delivery is currently expected towards the end of May.
(4)	Including the amendments to extend the charters by three years to new expiry dates in December 2019 and at an amended rate of $15,300 per day with effect from February 1, 2014.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended March 31, 2014 today, Wednesday, April 30, 2014 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 31952129

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Tuesday, May 13, 2014 at (855) 859-2056 or (404) 537-3406. Enter the code 31952129 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

Global Ship Lease, Inc has filed its Annual Report for 2013 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at March 31, 2014 of 10.1 years. 16 vessels are fixed on charters to CMA CGM. The average remaining term of the charters is 6.4 years or 7.6 years on a weighted basis, excluding Ville d’Aquarius, and Ville d’Orion.

Reconciliation of Non-U.S. GAAP Financial Measures

A. ADJUSTED EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation and amortization. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Mar 31, 2014	Three months ended Mar 31, 2013

Net income		1,843	7,234

Adjust:	Depreciation	10,033	10,070
	Interest income	(10)	(11)
	Interest expense	8,142	4,900
	Realized loss on interest rate derivatives	2,801	5,414
	Unrealized gain on interest rate derivatives	(1,944)	(5,453)
	Income tax	20	22

Adjusted EBITDA		20,885	22,176

B. Normalized net income

Normalized net income represents net income adjusted for the unrealized gain on derivatives and accelerated amortization of deferred financing charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Mar 31, 2014	Three months ended Mar 31, 2013

Net income		1,843	7,234
Adjust:	Unrealized gain on derivatives	(1,944)	(5,453)
	Accelerated amortization of deferred financing charges	2,986	—

Normalized net income		2,885	1,781

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the overall health and condition of the U.S. and global financial markets;

•	the financial condition of CMA CGM, Global Ship Lease’s sole charterer and current sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its borrowings;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its first priority secured notes;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of key employees and crew, number of offhire days, drydocking and survey requirements, general and administrative costs and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for its vessels in the spot market;

•	the continued performance of existing charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including environmental and taxation; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

(Expressed in thousands of U.S. dollars except per share data)

	Three months ended March 31,
	2014		2013

Operating Revenues
Time charter revenue		$34,039		$35,209

Operating Expenses
Vessel operating expenses		11,533		11,545
Depreciation		10,033		10,070
General and administrative		1,728		1,557
Other operating income		(107)		(69)

Total operating expenses		23,187		23,103

Operating Income		10,852		12,106

Non Operating Income (Expense)
Interest income		10		11
Interest expense		(8,142)		(4,900)
Realized loss on derivative instruments		(2,801)		(5,414)
Unrealized gain on derivative instruments		1,944		5,453

Income before Income Taxes		1,863		7,256

Income taxes		(20)		(22)

Net Income		$1,843		$7,234

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)		47,691,178		47,588,578
Diluted		47,803,074		47,622,651

Net income per Class A common share
Basic (including RSUs without service conditions)		$0.04		$0.15
Diluted		$0.04		$0.15

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956

Net income per Class B common share
Basic and diluted	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2014	December 31, 2013

Assets

Cash and cash equivalents	$55,160	$24,536
Restricted cash	3	3
Accounts receivable	5,833	7,006
Prepaid expenses	1,837	5,337
Other receivables	208	115
Current portion of deferred financing costs	3,068	1,391

Total current assets	66,109	38,388

Vessels in operation	807,852	817,875
Other fixed assets	11	7
Intangible assets	88	95
Deferred financing costs	12,159	1,882

Total non-current assets	820,110	819,859

Total Assets	$886,219	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$—	$50,110
Intangible liability - charter agreements	2,119	2,119
Accounts payable	2,122	1,289
Accrued expenses	6,591	6,887
Derivative instruments	—	8,776

Total current liabilities	10,832	69,181

Long term debt	413,731	316,256
Preferred shares	44,976	44,976
Intangible liability - charter agreements	15,283	15,812
Deferred tax liability	38	43
Derivative instruments	—	12,513

Total long term liabilities	474,028	389,600

Total Liabilities	$484,860	$458,781

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock - authorized
214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 - 47,513,934)	$475	$475
Class B Common stock - authorized
20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 - 7,405,956)	74	74

Additional paid in capital	352,726	352,676
Retained earnings	48,084	46,241

Total Stockholders’ Equity	401,359	399,466

Total Liabilities and Stockholders’ Equity	$886,219	$858,247

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2014	2013

Cash Flows from Operating Activities
Net income	$1,843	$7,234

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	10,033	10,070
Amortization of deferred financing costs	3,350	333
Amortization of original issue discount	31	—
Change in fair value of derivative instruments	(1,944)	(5,453)
Amortization of intangible liability	(529)	(529)
Settlements of derivative instruments which do not qualify for hedge accounting	2,801	5,414
Share based compensation	50	83
Decrease in other receivables and other assets	4,577	6,047
Increase (decrease) in accounts payable and other liabilities	531	(2,434)
Unrealized foreign exchange loss (gain)	4	(6)

Net Cash Provided by Operating Activities	20,747	20,759

Cash Flows from Investing Activities
Settlement and termination of derivative instruments which do not qualify for hedge accounting	(22,146)	(5,414)
Cash paid for other assets	(7)	—
Cash paid for drydockings	—	(593)

Net Cash Used in Investing Activities	(22,153)	(6,007)

Cash Flows from Financing Activities
Repayment of credit facility	(366,366)	(14,800)
Proceeds from issuance of secured notes	413,700	—
Deferred financing costs incurred	(15,304)	—

Net Cash Provided by Financing Activities	32,030	(14,800)

Net increase (decrease) in Cash and Cash Equivalents	30,624	(48)

Cash and Cash Equivalents at start of Period	24,539	26,145

Cash and Cash Equivalents at end of Period	$55,163	$26,097

Supplemental information

Total interest paid	$3,497	$4,624

Income tax paid	$24	$19

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2014

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		March 31, 2014	December 31, 2013
	Note

Assets

Cash and cash equivalents		$55,160	$24,536
Restricted cash		3	3
Accounts receivable		5,833	7,006
Prepaid expenses		1,837	5,337
Other receivables		208	115
Current portion of deferred financing costs	6	3,068	1,391

Total current assets		66,109	38,388

Vessels in operation	4	807,852	817,875
Other fixed assets		11	7
Intangible assets	5	88	95
Deferred financing costs	6	12,159	1,882

Total non-current assets		820,110	819,859

Total Assets		$886,219	$858,247

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	7	$—	$50,110
Intangible liability - charter agreements		2,119	2,119
Accounts payable		2,122	1,289
Accrued expenses		6,591	6,887
Derivative instruments	11	—	8,776

Total current liabilities		10,832	69,181

Long term debt	7	413,731	316,256
Preferred shares	10	44,976	44,976
Intangible liability - charter agreements		15,283	15,812
Deferred tax liability		38	43
Derivative instruments	11	—	12,513

Total long term liabilities		474,028	389,600

Total Liabilities		$484,860	$458,781

Commitments and contingencies	9	—	—

Stockholders’ Equity

Class A Common stock - authorized
214,000,000 shares with a $0.01 par value; 47,541,484 shares issued and outstanding (2013 - 47,513,934)	10	$475	$475
Class B Common stock - authorized
20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2013 - 7,405,956)	10	74	74

Additional paid in capital		352,726	352,676
Retained earnings		48,084	46,241

Total Stockholders’ Equity		401,359	399,466

Total Liabilities and Stockholders’ Equity		$886,219	$858,247

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except per share data)

		Three months ended March 31,
		2014		2013
	Note
Operating Revenues
Time charter revenue			$34,039		$35,209

Operating Expenses
Vessel operating expenses			11,533		11,545
Depreciation	4		10,033		10,070
General and administrative			1,728		1,557
Other operating income			(107)		(69)

Total operating expenses			23,187		23,103

Operating Income			10,852		12,106

Non Operating Income (Expense)
Interest income			10		11
Interest expense			(8,142)		(4,900)
Realized loss on derivative instruments			(2,801)		(5,414)
Unrealized gain on derivative instruments	11		1,944		5,453

Income before Income Taxes			1,863		7,256

Income taxes			(20)		(22)

Net Income			$1,843		$7,234

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions) Diluted	13 13		47,691,178 47,803,074		47,588,578 47,622,651

Net income per Class A common share
Basic (including RSUs without service conditions)	13		$0.04		$0.15
Diluted	13		$0.04		$0.15

Weighted average number of Class B common shares outstanding
Basic and diluted			7,405,956		7,405,956

Net income per Class B common share
Basic and diluted	13	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
		2014	2013
	Note

Cash Flows from Operating Activities
Net income		$1,843	$7,234

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	4	10,033	10,070
Amortization of deferred financing costs	6	3,350	333
Amortization of original issue discount	7	31	—
Change in fair value of derivative instruments	11	(1,944)	(5,453)
Amortization of intangible liability		(529)	(529)
Settlements of derivative instruments which do not qualify for hedge accounting	11	2,801	5,414
Share based compensation	12	50	83
Decrease in accounts receivable and other assets		4,577	6,047
Increase (decrease) in accounts payable and other liabilities		531	(2,434)
Unrealized foreign exchange loss (gain)		4	(6)

Net Cash Provided by Operating Activities		20,747	20,759

Cash Flows from Investing Activities
Settlement and termination of derivative instruments which do not qualify for hedge accounting	11	(22,146)	(5,414)
Cash paid for other assets		(7)	—
Cash paid for drydockings		—	(593)

Net Cash Used in Investing Activities		(22,153)	(6,007)

Cash Flows from Financing Activities
Repayment of credit facility	7	(366,366)	(14,800)
Proceeds from issuance of secured notes	7	413,700	—
Deferred financing costs incurred	6	(15,304)	—

Net Cash Provided by Financing Activities		32,030	(14,800)

Net increase (decrease) in Cash and Cash Equivalents		30,624	(48)
Cash and Cash Equivalents at start of Period		24,539	26,145

Cash and Cash Equivalents at end of Period		$55,163	$26,097

Supplemental information

Total interest paid		$3,497	$4,624

Income tax paid		$24	$19

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par Value	Common Stock	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Stockholders’ Equity

Balance at January 1, 2013	54,887,820	$549	$352,316	$13,723	$366,588

Restricted Stock Units (note 12)	—	—	360	—	360
Class A Shares issued (note 10)	32,070	—	—	—	—
Net income for the period	—	—	—	32,518	32,518

Balance at December 31, 2013	54,919,890	$549	$352,676	$46,241	$399,466

Restricted Stock Units (note 12)	—	—	50	—	50
Class A Shares issued (note 10)	27,550	—	—	—	—
Net income for the period	—	—	—	1,843	1,843

Balance at March 31, 2014	54,947,440	$549	$352,726	$48,084	$401,359

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships. All vessels were time chartered to CMA CGM S.A. (“CMA CGM”) as at March 31, 2014 for remaining terms ranging from 0.10 to 11.75 years.

The following table provides information about the 17 vessels.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion (3)	4,113	1997	December 2007	0.10	$7.000
Ville d’Aquarius (3)	4,113	1996	December 2007	0.10	$7.000
CMA CGM Matisse (4)	2,262	1999	December 2007	5.75	$15.300
CMA CGM Utrillo (4)	2,262	1999	December 2007	5.75	$15.300
Delmas Keta	2,207	2003	December 2007	3.75	$18.465
Julie Delmas (5)	2,207	2002	December 2007	3.75	$18.465
Kumasi	2,207	2002	December 2007	3.75	$18.465
Marie Delmas	2,207	2002	December 2007	3.75	$18.465
CMA CGM La Tour (4)	2,272	2001	December 2007	5.75	$15.300
CMA CGM Manet (4)	2,272	2001	December 2007	5.75	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	6.75	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	6.75	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	11.75	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	8.75	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	8.75	$25.350
CMA CGM America	4,045	2006	December 2008	8.75	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	7.50	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	As at March 31, 2014. Plus or minus 90 days, other than Ville d’Orion and Ville d’Aquarius which are plus or minus 30 days, at charterer’s option.
(3)	Ville d’Aquarius was re-delivered on April 26, 2014. Notice of re-delivery has been received for Ville d’Orion and we currently expect her to be re-delivered towards the end of May.
(4)	The charters on these four vessels were extended during the quarter by three years with new expiry dates in December 2019 at an amended daily charter rate of $15.300 per day with effect from February 1, 2014.
(5)	One of the cranes on-board Julie Delmas was found to be damaged in January 2014 and is out of service. The Company agreed with CMA CGM to reduce the daily charter rate pro-rata, from $18,465 to $10,000 per day from February 9, 2014, to reflect the diminished performance of the vessel, for as long as the crane is not operational, which could be as long as several months.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

All of the Company’s charters are with CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies have reported losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and two instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month. As at March 31, 2014, one period of charterhire, due on March 16, 2014, was outstanding amounting to $5,845. This was received in April 2014. As at close of business on April 29, 2014, the latest practicable date prior to the issuance of these interim consolidated financial statements, one period of charterhire, due on April 16, 2014 and totalling $5,480 was outstanding.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2013 filed with the Securities and Exchange Commission on April 22, 2014 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

There have been no applicable accounting standards issued since December 31, 2013.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	March 31, 2014	December 31, 2013

Cost	$1,014,473	$1,014,473
Accumulated depreciation	(206,621)	(196,598)

Net book value	$807,852	$817,875

5.	Intangible Assets

	March 31, 2014	December 31, 2013
Software development
Opening balance	$95	$73
Additions	—	43
Depreciation	(7)	(21)

Closing balance	$88	$95

6.	Deferred Financing Costs

Costs amounting to $4,800 incurred up to December 31, 2013 in connection with the Company’s refinancing were recorded within prepaid expenses as at that date. On March 19, 2014, the Company completed this financing by the issue of 10.0% First Priority Secured Notes due 2019 (“the 2019 Notes”) disclosed in note 7(b) and by agreeing the Revolving Credit Facility disclosed in note 7(c). On completion of the refinancing, these deferred financing costs were reclassified from prepaid expenses to deferred financing costs, together with additional costs incurred during the quarter.

	March 31, 2014	December 31, 2013

Opening balance	$3,273	$4,659
Reclassification from prepaid expenses	4,800	—
Expenditure in the period	10,504	—
Amortization included within interest expense	(3,350)	(1,386)

Closing balance	$15,227	$3,273

The deferred finance costs will be amortised on an effective interest rate basis over the life of the financings for which they were incurred.

The remaining unamortized balance of deferred financing costs relating to the credit facility which was fully repaid and terminated on March 19, 2014 and amounting to $2,986 was written off.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt

a)	Credit Facility

From December 2007 the Company was financed by a senior secured credit facility with a final maturity date of August 2016. This credit facility was fully repaid on March 19, 2014 using the proceeds of the issue of the 2019 Notes (see note 7(b)).

Amounts borrowed under the credit facility bore interest at USD LIBOR plus a margin of between 2.50% and 3.75% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels).

Due to the downturn after April 2011 in charter free market values of containerships, the Company obtained waivers from its lenders of the requirement to perform the Leverage Ratio test, the most recent of which had extended the waiver to April 30, 2015. Under the terms of the waivers, the Company paid a margin of 3.75% over USD LIBOR and made quarterly repayments of the credit facility in an amount equal to free cash in excess of $20,000 determined as at the previous month end, subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. Additionally the Company was unable to make dividend payments to common shareholders.

The credit facility was secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The Company, along with all of its subsidiaries, was jointly and severally liable for the total amount of the outstanding credit facility. The financial covenants in the credit facility were: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, of no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

	March 31, 2014	December 31, 2013

Secured credit facility, at USD LIBOR plus 3.75%	$—	$366,366
Less current instalments	—	(50,110)

Non-current portion	$—	$316,256

b)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2014. The 2019 Notes are secured by first priority ship mortgages on each of the Company’s 17 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. The 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 17 vessel owning subsidiaries and Global Ship Lease Services Limited.

	March 31, 2014	December 31, 2013

10% First Priority Secured Notes Due 2019	$420,000	$—
Less original issue discount	(6,300)	—
Amortization of original issue discount	31	—

Closing balance	$413,731	$—

The original issue discount will be amortised on an effective interest rate basis over the life of the 2019 Notes.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Long Term Debt (continued)

c)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a new $40.0 million senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. There is a Cash Balance financial covenant which is tested each six months, commencing June 30, 2014. Up to and including December 31, 2015, the Company must have minimum cash balance of $15,000 on each test date. After this date, the minimum cash balance on each test date increases to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. At March 31, 2014 no amounts had been drawn down under the Revolving Credit facility.

8.	Related Party Transactions

CMA CGM is considered as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and has been and remains a significant shareholder. As at March 31, 2014, CMA CGM owned Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM group companies are summarized as follows:

	March 31, 2014	December 31, 2013

Amounts due to CMA CGM group companies presented within current liabilities	$2,672	$1,969

Amounts due from CMA CGM group companies presented within current assets	$5,833	$7,006

All of the Company’s charters are with CMA CGM and one of its subsidiaries provides the Company with ship management services. The current account balances at March 31, 2014 and December 31, 2013 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company (see note 10). During the three months to March 31, 2014, the Company incurred costs in respect of dividends on these preferred shares of $252 (2013: $259).

Time Charter Agreements

All of the Company’s time charters are with CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at March 31, 2014 of between 0.10 and 11.75 years (see note 2(a)). All the $931,860 maximum contracted future charter hire receivable for the fleet set out in note 9 relates to the 17 ships that were chartered to CMA CGM as at March 31, 2014.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

8.	Related Party Transactions (continued)

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Limited, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Limited an annual management fee of $123 per vessel (2013: $114) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.9 and $9.0 (2013: between $5.4 and $8.8) per day per vessel depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place. Ship management fees expensed for the three months ended March 31, 2014 amounted to $523 (2013: $485).

Except for transactions with CMA CGM group companies, the Company did not enter into any related party transactions.

9.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the fleet of 17 vessels as at March 31, 2014, including the effect of the four charter amendments (see note 2(a)) is as follows:

Year ending March 31,	Fleet as at March 31, 2014

2015	131,751
2016	131,690
2017	131,331
2018	123,501
2019	104,372
Thereafter	309,215

$931,860

10.	Share Capital

At March 31, 2014 the Company had two classes of common shares outstanding. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. The last quarter for which a dividend was paid was fourth quarter 2008. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share Capital (continued)

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 12).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shareholders are entitled to is presented as part of interest expense.

11.	Interest Rate Derivatives and Fair Value Measurements

Prior to the issue of the 2019 Notes (see note 7(b)) the Company had been exposed to the impact of changes to interest rates on the floating rate debt drawn under the credit facility (see note 7(a)) which also required the Company to hedge at least 50% of any drawings. Accordingly, the Company entered into interest rate swap agreements to manage the exposure.

On March 19, 2014 the secured credit facility was fully repaid and was replaced with the 2019 Notes, which have a fixed interest rate. The $277,000 nominal amount of outstanding interest rate swaps which no longer hedged the Company’s interest rate risk were terminated accordingly. The cost of the termination included an element of unsettled payments due under the swap agreements up to March 19, 2014 amounting to $307. This amount is included in the consolidated statements of income as a realised loss on derivative instruments.

During the periods when the interest rate swaps were outstanding, they were “marked to market” at each reporting date end and recorded at their fair values. This generated unrealized gains and losses. The unrealized gain on interest rate derivatives for the three months ended March 31, 2014 was $1,944 (three months ended March 31, 2013: $5,453).

None of the Company’s interest rate agreements qualified for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period have been reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives, periodic cash settlements and termination payments) are included within cash flows from investing activities in the consolidated statements of cash flows.

The Company’s derivative instruments had been categorized as level 2 in the fair value hierarchy. Due to the termination of these instruments in the period, the fair value at the reporting date was $nil (December 31, 2013: $21,289). Within the consolidated balance sheets, there are no offsets of recognized assets or liabilities related to these derivatives.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value on Grant	Actual Fair Value on Vesting
	Management	Directors	Date	Date

Unvested as at January 1, 2013	225,000	32,070	$3.22	n/a
Vested in January 2013	—	(32,070)	3.43	3.07
Granted on March 7, 2013	75,000	27,550	3.43	n/a

Unvested as at December 31, 2013	300,000	27,550	$3.26	n/a
Vested in January 2014	—	(27,550)	3.43	5.85

Unvested as at March 31, 2014	300,000	—	$3.25	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statements of income over the vesting period. During the three months ended March 31, 2014, the Company recognized a total of $50 (2013: $83) share based compensation costs. As at March 31, 2014, there was a total of $201 unrecognized compensation cost relating to the above share based awards (December 31, 2013: $252). The remaining cost is expected to be recognized over a period of 18 months.

The restricted stock units granted to Directors on March 13, 2012 and March 7, 2013 vested in January 2013 and January 2014 respectively.

The restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this is after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. The restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. The restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

13.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months ended March 31, 2014, no dividend was declared (2013: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At March 31, 2014, there were 300,000 restricted stock units granted and unvested as part of management’s stock based compensation. As of March 31, 2014 only Class A and B common shares are participating securities.

For the three months ended March 31, 2014 and March 31, 2013 the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

13.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended March 31,
	2014	2013

Class A common shares
Weighted average number of common shares outstanding (B)	47,541,178	47,513,578
Weighted average number of RSU’s without service conditions (note 12) (B)	150,000	75,000
Dilutive effect of share-based awards	111,896	34,073

Common shares and common share equivalents (F)	47,803,074	47,622,651

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—

Common shares (H)	7,405,956	7,405,956

Basic Earnings per Share
Net income available to shareholders	$1,843	$7,234

Available to:
- Class A shareholders for period	$1,843	$7,234
- Class A shareholders for arrears	—	—
- Class B shareholders for period	—	—
- allocate pro-rata between Class A and B	—	—

Net income available for Class A (A)	$1,843	$7,234
Net income available for Class B (C)	—	—

Basic Earnings per share:
Class A (A/B)	$0.04	$0.15
Class B (C/D)	—	—

Diluted Earnings per Share
Net income available to shareholders	$1,843	$7,234

Available to:
- Class A shareholders for period	$1,843	$7,234
- Class A shareholders for arrears	—	—
- Class B shareholders for period	—	—
- allocate pro rata between Class A and B	—	—

Net income available for Class A (E)	$1,843	$7,234
Net income available for Class B (G)	—	—

Diluted Earnings per share:
Class A (E/F)	$0.04	$0.15
Class B (G/H)	—	—

13.	Subsequent Events

Ville d’Aquarius was redelivered on April 26, 2014 on completion of its charter. Notice of redelivery for Ville d’Orion has been received; the Company anticipates redelivery of this vessel towards the end of May.